September 19, 2025

Frank A. Cavallaro
Senior Executive Vice President, Chief Financial Officer
Peapack-Gladstone Financial Corporation
500 Hills Drive, Suite 300
Bedminster, NJ 07921

       Re: Peapack-Gladstone Financial Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2024
           File No. 001-16197
Dear Frank A. Cavallaro:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance